UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

SEQUANS COMMUNICATIONS S.A.

(Name of Subject Company)

SEQUANS COMMUNICATIONS S.A.

(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) ordinary shares, nominal value €0.01 per share

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Dr. Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brett Cooper, Esq.

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing four (4) Ordinary Shares.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2023 (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023 and November 6, 2023 and as may be further amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), to acquire all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”) in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2023 (together with amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on September 11, 2023, by Parent and Purchaser (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023 and November 6, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”).

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Underlined text shows text being added to a referenced disclosure in the Schedule 14D-9 and a line through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. All page references in the information below are to pages in the Schedule 14D-9, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The third paragraph on pages 2-3 under the heading “Item 2. Identity and Background of Filing Person—(b) Tender Offer—The Offer” is revised to read as follows:

The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on ~~October 23~~November 6, 2023, is being extended until one minute after 11:59 p.m., New York City time, on November ~~6~~21, 2023 (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Memorandum of Understanding, the “Expiration Date”). On ~~October 20~~November 6, 2023, Parent and the Company issued a joint press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)~~(M)~~(N) to this Schedule 14D-9 and is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

•

The last sentence of footnote 1 to the table under the heading “Item 3. “Past Contacts, Transactions, Negotiations and Agreements”—(b) Arrangements with Directors and Executive Officers of Sequans — Interests of Certain Persons—Ordinary Shares, ADSs and Other Company Securities Held by Senior Management and Directors of the Company,” which begins on page 8, is revised to read as follows:

See “—Affiliated Ownership and Financing Arrangement” below for additional information regarding the beneficial ownership of BRAM and Mr. Cummins, including transactions in ADSs following the measurement date of the table above.

•

“Item 3. “Past Contacts, Transactions, Negotiations and Agreements”—(b) Arrangements with Directors and Executive Officers of Sequans—Affiliated Ownership and Financing Arrangement,” which begins on page 13, is revised to read as follows:

Based on a ~~Form 13F~~Schedule 13D/A filed with the SEC on ~~August 14~~October 27, 2023, as of ~~June 30~~October 27, 2023, B. Riley Asset Management LLC (“BRAM”), in its capacity as investment manager for certain funds and accounts (the “BRAM Funds and Accounts”), beneficially owned ~~36,533,200~~45,013,764 Ordinary Shares, represented by ~~9,133,300~~11,253,411 ADSs, which represents approximately ~~15.6~~18.5% of the outstanding Ordinary Shares as of ~~September 6~~October 27, 2023 (based on 243,239,926 ordinary shares outstanding as of September 30, 2023). Mr. Wesley Cummins, a member of the Board, is the president of BRAM and shares voting and dispositive rights over the ADSs beneficially owned by BRAM.

Based on a Schedule 13D filed with the SEC on March 24, 2022, as amended on September 6, 2022, ~~and~~ December 5, 2022 and October 27, 2023 (as amended, and as it may be further amended, restated or supplemented from time to time, the “BRAM Schedule 13D”), certain of the BRAM Funds and Accounts have, from time to time, acquired ADSs in offerings conducted by Sequans, including the purchase of (i) an aggregate of 2,833,333 ADSs (representing 11,333,332 Ordinary Shares) at the public offering price of U.S. $3.00 per ADS in Sequans’ underwritten public offering that closed on March 15, 2022~~,. The BRAM Schedule 13D also discloses that certain of the BRAM Funds and Accounts purchased~~ (ii) an aggregate of 100,000 ADSs (representing by 400,000 Ordinary Shares) during the 60 days prior to the September 6, 2022~~,~~ amendment in open market transactions through brokers at purchase prices ranging from U.S. $3.89 to U.S. $4.15 per ADS, including commissions, and a weighted-average purchase price of approximately U.S. $4.025 per ADS, ~~and~~ (iii) an aggregate of 355,000 ADSs (representing 1,420,000 Ordinary Shares) during the 60 days prior to the December 5, 2022, amendment in open market transactions through brokers at purchase prices ranging from U.S. $3.38 to U.S. $3.80 per ADS, including commissions, and a weighted-average purchase price of approximately U.S. $3.71 per ADS,~~. In addition, on April 13, 2023, certain BRAM Funds and Accounts purchased~~ (iv) an aggregate of 3,930,663 ADSs (representing 15,722,652 Ordinary Shares) at a purchase price of U.S. $2.06 per ADS in a private placement pursuant to a securities purchase agreement dated April 3, 2023, by and between Sequans and the purchasers named therein, and (v) an aggregate of 2,120,141 ADSs at a price of $2.83 per ADS in a private placement pursuant to a securities purchase agreement dated September 26, 2023, by and between Sequans and 272 Capital, which closed on October 2, 2023. In connection with ~~the closing~~ of the private placements that closed on April 3, 2023, and September 26, 2023, Sequans and the purchasers entered into registration rights agreements dated April 12, 2023, and October 2, 2023, pursuant to which Sequans agreed to register the resale of the Ordinary Shares represented by the ADSs acquired by the purchasers pursuant to the respective securities purchase agreement on a registration statement to be filed with the SEC within 90 days following the date of the registration rights agreement. The registration rights agreement contains customary indemnification provisions and terminates upon the earlier of (i) the time when there are no registerable securities outstanding, (ii) the time when all of the registerable securities are free transferable under Rule 144 of the Securities Act and do not bear a restrictive legend relating to the Securities Act or the securities laws of any other applicable jurisdiction or a restricted CUSIP or (iii) the mutual written agreement of the respective purchaser and Sequans.

~~On September 26, 2023, the Company entered into a securities purchase agreement with 272 Capital (the “272 Purchase Agreement”) to issue an aggregate of 2,120,141 ADSs at a price of $2.83 per ADS for a total capital increase of $5,999,999. The pricing, which reflects the New York Stock Exchange minimum price rule for private placements with insiders or greater than 5% shareholders, was equal to the closing price on September 25, 2023. The private placement closed on October 2, 2023.~~ The proceeds of the private placement which closed on October 2, 2023 will be used to partially fund operations. As a result of ~~the~~ this private placement, 272 Capital beneficially owned ~~16,483,353~~5,710,944 ADSs (representing ~~65,933,412~~22,843,776 Ordinary Shares), all of which ADSs, including the newly issued ADSs in the private placement, are subject to 272 Capital’s Tender and Support Agreement described above. The foregoing summary of the 272 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the 272 Purchase Agreement, a copy of which is filed as Exhibit (e)(62) to this Schedule 14D-9 and incorporated by reference herein.

Item 8. Additional Exhibits

Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The following sentence is added to the end of the paragraph under the heading “United Kingdom”:

On October 26, 2023, Sequans received notification that the Secretary of State in the Cabinet Office has determined not to take any further action in relation to the transactions contemplated by the Memorandum of Understanding under the National Security and Investment Act 2021.

Item 9. Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(N)	Joint press release issued by Renesas Electronics Corporation and Sequans Communications S.A. on November 6, 2023 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 4 to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on November 6, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUANS COMMUNICATIONS S.A.

Dated: November 6, 2023	By:	/s/ Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

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